 Exhibit 99.3

Press Conference

PRESS CONFERENCE

Q1 FY 2016 RESULTS

July 21, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Rajesh Krishnamurthy

Executive VP, Head – Energy, Utilities, Telecommunications

Ritika Suri

Head – Merger & Acquisition

Participants

Bibhu

Business Standard

Varun Sood

Rahul

ET Now

Vishal Sikka

We have been working hard to rethink our customer’s experience to redesign, the way that we engage with our clients, the way we write proposals, and that has resulted in the great success that we have seen in the large deals and in the growth in our top accounts. This quarter also saw the results of our deep operational focus as well as a wide spread adoption of innovation and of new technologies that is starting to show results now, both innovation at the grass roots level as well as the breakthrough innovation that we have been working on. And I feel good about these results giving us good momentum as we go into the rest of the year. We are confident in our ability to achieve our guidance of 10-12% in constant currency. We are still early in our journey towards becoming a next generation services company as I have laid out. However, this quarter gives us something to smile about and good reason to be confident. Thank you.

Moderator

We will open the floor for questions now.

Participant

Vishal a quick clarification in the Analyst Con-Call you said that the current revenue run rate has been $52,000 since the last couple of quarters, the $80,000 target is across the next 5-10 years if I am correct?

Vishal Sikka

$80,000 is our aspiration to get by 2020 and we want to get there through a combination of automation and better productivity and the use of more software and more services, more technology as we go. We did see a decline towards that because of the pressure that we see from revenue productivity per employee, and we are working on massive adoption of automation as a way to help stem that as well as the improvement in our operational efficiency and so forth.

Participant

So the current figure stands at $52,000, correct?

Rajiv Bansal

$51,700.

Participant

Has the visibility in terms of revenue per employee gone up over the last couple of quarters, and also in terms of going ahead, is that likely to increase gradually?

Vikas Sikka

Our expectation and our plan and our intent is to have it increased. We do not yet see that in a substantive way, but the first signs of that have already become visible, for example, the Infosys sales team sold 15 Panaya deals in the last quarter. The way the Panaya deals works is in upgrade projects for example, or even in testing, we replace the people-only-projects with people-plus-software, and the software comes at a higher margin, and we would reduce the number of people, so even though if the cost of the project goes down, and you become more competitive with regard to the client’s pricing expectation, we increase both our margins and our revenue per employee. So this is the formula that we want to repeat over and over again across the service lines. Another great example of this is the work that we have on the Infosys Automation Platform in bringing automation to our ongoing projects in Infrastructure Management and we saw a tremendous growth in Infrastructure Management in the last quarter of more than 7% quarter-on-quarter and in Infrastructure Management we have seen, when we rolled out the IAP to the first 10-clients, productivity improvements up to 37% and people manage to completely automate the work being done by 17% of the people using this example. So we see that will help us improve the revenue productivity per employee.

Bibhu

Dr. Sikka, this is Bibhu from Business Standard. This revenue growth is the last 15-quarters high as you mentioned, volume growth last-19 quarters high. I was just wondering about your margin profile as well as the net profit both are sequentially under pressure. Is it because of the kind of investment you are making in the Digital and other segments because as part of your Vision 2020 you have set certain ambitious target, so do you think at this pace your margin profile as well as the profitability part will inch closer to that?

Vishal Sikka

Maybe I start and then Rajiv you can add as you see it. We have three dimensions to the 2020 aspiration that I have laid out, that is $20 bn, 30% margin, and $80,000 revenue per employee. My sense is that given the adoption of software and IP-led services in our work, all three are achievable, but I think $80,000 is something that will get to quite easily, I think the 30% margin will be a more difficult thing to adopt, that is the sense that I have right now, with time this can change obviously, and, of course, the revenue growth is a result of these other two measures. So I feel like given where we are headed with the long-term moves that we are making, this is a goal that is feasible, it is certainly desirable and viable. So we are marching down that path towards that, but yes, at a high level I can tell you that I feel confident that we will get to 30% margin over that kind of a time horizon as well as a higher revenue per employee.

Bibhu

I was just going through your revenues, by project type. Since your time and material contracts revenue share seems to have gone up at the cost of fixed price, because we are talking about the kind of next-generation services where the project types will be different, maybe more tuned towards fixed price, whereas here we are just seeing the contrast, what is the reason, is it a temporary phenomena?

Rajiv Bansal

This split of revenue between time and material and fixed price would vary on a quarter-to-quarter basis and if you look at it over a period of time, our fixed price has actually gone up from 40 to about 42 to 45%, it is also a mix of revenues, a mix of client projects that you are delivering, not so much that you should look into it on a quarter-on-quarter basis, but yes, what is happening is the clients are moving more towards managed services, they want more predictability into the cost that they are committing to the different players. So you would see slowly the fixed price component of the revenues going up, but I think there is not much that you should read on a quarter-to-quarter basis.

On the earlier question of margin, I think it is very important to understand that we have given a margin band and we feel very comfortable within that margin band. As Vishal said, we have laid out our aspiration for 2020, and a lot of these things would require investments ahead of time, you cannot expect that the revenue growth and investments would happen in the same quarter, you have to invest ahead of time, and there is always a fine balance that you have to strike between the investments in the current year and how much that will add to revenue growth and how it will impact the revenue growth in the subsequent years. Our first priority is to get the revenue growth to be able to reach the industry growth levels and then exceed industry growth levels. And as we start investing into automation, new services, and renewing our existing set of services, and as the revenue productivity start going up, you will automatically see the margins go up. So if we achieve the $80,000 revenue productivity, our revenue per FTE that Vishal has laid out, I have no doubt, 30% would happen, but for that we have to make investments ahead of time, and that is the reason I think it is very important that margins are looked at from a much larger perspective, from a medium and long-term perspective rather than being looked at from a quarter-to-quarter perspective.

Bibhu

On the margin front, just I was wondering, because part of that maybe because of the wage hike implemented, and I think in the television interviews I heard you saying that visa cost also one of the reasons. So does it mean that you have applied for more number of visas this time, if it is so, then why?

Rajiv Bansal

No, it is not about the number of visas. The visa applications happen in April that is when the window opens. Typically, this is a cost that would be incurred by all IT companies in the first quarter. If you recall the Earnings Call that we had and the Press Conference that we had in April we clearly said that the first quarter we expect margins to drop between 250 to 300-basis points and that is normally how it has been for almost many, many years that I can remember. So this is in line with hoe the expense get incurred and what the impact on the margins are. So first quarter would typically see a lower margin. As the year goes by and you see the pyramid helping us keep our cost down, you achieve the margin start improving. So that is how normally the IT industry or any IT company P&L would like what is.

Participant

…….you explained, but still your press release Mr. Bansal and Mr. Sikka does not give to the reader or to us the reason why in dollar terms, there is a decline sequentially and yearly also, and also in rupee terms also it has declined. That is one. And then your net profit and yearly is declined. 1.3% in dollar terms, your revenue is in dollar terms and quarterly 4.5%, yearly 1.3% you have so many quotations which makes no sense for us at all. This is the financial results, this is the financial statement. Why you do not explain to us? What is the reason? Should we ask? Should we beg? How much you attribute to fluctuation, volatility? How much you attribute to whatever other reasons? Non-operational income or hedging?

Rajiv Bansal

Press release is meant for many-many stakeholders and definitely media is definitely one of them. Having said that, anyway, the first quarter operating margins is about 24% as against last year which is about 25%+. The reason in decline is also because of lot of mid-year initiatives that we had taken last year when our attrition was very high. So, we had taken a lot of employee initiatives in terms of mid-year hikes, promotions, which has built up the cost structures the company over quarter. So, this quarter if you look at it, we actually set expectation of the market at about 250 basis points drop in margins at the beginning of the quarter and we have done reasonably well to be able to contain the impact of 170 basis points because of the operational efficiency and the cost optimization initiatives that we took during the quarter. Having said that I think you also have to look at the volatility in the rupee though operating margins have been about 24%, the yield has started coming down, the interest rates have fallen, and they are expected to fall further. So you would see the interest income started coming down over the quarters. Also the exchange gain, last quarter we had about $23 mn of exchange gain, this quarter it is lower, it is a loss of $4 mn, primarily because the volatility that we are seeing in the cross currencies, this quarter we have seen rupee depreciate against all major global currencies by about 8% against GBP, 6% against Euro. So that kind of volatility I think does impact the forward covers that we take and the mark-to-market losses we book.

Participant

You are giving $23 mn of the gain that you had last quarter but you are not giving for this quarter the loss because of the non-operating income?

Rajiv Bansal

I did say $4 mn loss that we booked on exchange this quarter, it is there in the P&L.

Participant

Mr. Sikka, since you are giving these figures, I could not go to Chennai last time when the quarterly was there, these figures grand wise figures you are giving of so many parameters and then there is a talk about the investment aspect. Is it possible for the company to disclose how much you need to invest to get to that figure or that will be selectively no disclosure?

Vishal Sikka

The 2020 aspiration that we have laid out, we want to get there in the normal course of business with transformation of our work force and our service lines and bringing more innovation and more automation into what we do. From an M&A perspective, the general guideline, the general aspiration that we have set up is that $1.5 bn of the $20 bn would come from revenues of acquisitions that we make or investments that we have made. So you can extrapolate that into certain amount of investments that we will make from an M&A perspective. The rest would be just normal course of doing business is how we expect to see that grow.

Participant

……..

Vishal Sikka

So if you separate the $1.5 bn coming from the investment, M&A, etc., inorganic growth, the remaining $18.5 bn, our aspiration is to set that up as $2 bn would come, 10% of the total revenue would come from our new initiatives which is our Products and Platforms, Finacle, Edge, as well as new kinds of platforms and services that we offer, new complex, new applications, AI, things like that, and the remaining $16.5 would come from the renewal of our existing service lines, and that comes to a cumulative average growth rate of approximately 13%-13.5% over the next 5-years and we believe that we can achieve that. Having said that, this is not a guidance or an operational plan, this is an aspiration that we have of getting to $20 bn in revenue by 2020 at 30% margin and $80,000 revenue per employee.

Participant

On a consolidated basis, your attrition has gone up to 19.2%, previously, you used to report last 12-months. So is there a change in the structure there?

Vishal Sikka

No, the attrition for the group has actually improved by 700-basis points, 7%, and for the Infosys Limited by more than 9% year-over-year. We had an absolute loss of roughly 8,550 employees which is a little bit more number of people left our company than they did in the previous quarter, but of course, our total headcount is also larger and so on. So, in terms of the metrics itself, maybe Pravin or Rajiv can explain.

Pravin Rao

We are now looking at quarterly annualized metrics because we believe that is a better metrics in the last 12-months because the seasonality of the quarter takes into account. So going forward we will be talking only about the quarterly annualized metrics.

Participant

A couple of questions; everybody is betting big on Digital and different companies are achieving in different ways; Accenture apparently has made 45 acquisitions in the last 3-years according to a research report; TCS is talking about training 1 lakh employees on Digital. What is your own strategy going to be? Will you start reporting this as a separate segment going forward because some months back there was a report that you get over $700 mn from Digital. So just take us through that?

Vishal Sikka

Every once in a while with the growth of technology, new buzz words form and Digital is this buzz word. If you step back and look at what we do, everything that we do is Digital. The last time I looked nobody is writing software on pieces of paper or on wall or something, we are writing it in digital computer, in that sense, 100% of our revenue is Digital. But, the category, the digital itself is somewhat ill-defined, there is no standard kind of a vocabulary around that. So it is difficult to say.

When you look at rethinking the experiences of our clients who are in the physical industries like Manufacturing or Retail or CPG where parts of their physical processes, parts of their physical infrastructure are slowly becoming digital, this conversion from atoms to bit as Nicholas Negroponte talked about in his great book ‘Being Digital’, then yes there is a tremendous amount of opportunity in bringing software to these new kinds of physical spaces, physical things and so on. However, it would be interesting if we defined that as digital but then that is not how people define the digital category and so I think we just don't even fixate on this what the meaning of the work digital is, everything that we do is about digital and we are moving forward on that. But it is true that there are clearly new areas of the industries, various industries that we work on where physical infrastructure is being replaced by virtual infrastructure, by digital infrastructure and that is obviously a great opportunity whether it is in rethinking the design of physical products into software systems, whether it is replacing controls, I mean if you look at the dash board of a Mercedes S Class now it is entirely digital, there used to be knobs and buttons and needles and all that there that have all completely gone away. Even when you look at we have started to do some really exciting projects with big retail companies where we are redesigning the stores to become digital experiences with kiosks and touch screen valves and more intelligent shopping ails and shopping carts and things like that. So I think that that as a growth area is certainly a key area to expand into and yes, I mean we have also made acquisition in this area with Skava, the Kallidus, they have a great mobile platform, we made 14 sales of that in just a one month that we had Skava. So we are excited about that area and yes we will acquire in these kind of areas as Ritika is sitting right here as we go forward.

Participant

Pravin, just want to understand from you in terms of your India business that has seen a marginal decline, what is happening, are there no government contracts coming by or even the government is talking about tech but are there no big contracts that are coming up for you guys?

Vishal Sikka

When you say the word India business, our thinking is that India business would be a good idea.

Participant

Sir just a follow-up to her question, so Mr. Murthy told us in an interview that Infosys has always lost money in every government contract in India and Vishal you are almost the brand ambassador for Digital India, so I mean what will it take to look at this business again in a big way and what steps is the government really taking to repose trust?

Vishal Sikka

I think as I said, if I was to answer the question I would completely agree with Mr. Murthy, therefore I am not going to answer the question and Pravin will perhaps answer the question. Pravin?

Pravin Rao

I mean we have always had a selective strategy on India, so even on government projects we look at it on a case by case basis and wherever it makes sense we do bid for it. But we are focusing much more aggressively on the private sector and this quarter itself we had about five wins in the India business unit. As a percentage it is very small percentage of the business, government is about 80%, 85% of our India business so it will take a long time for our India strategy to reflect on the number. So that’s where we are on India.

Vishal Sikka

And just to add to Chandra's question, I think that obviously ‘Digital India’ and ‘Make in India’ are extremely important initiatives but these are very early and we are at Infosys are very committed and I am personally very committed to ensure that Digital India is an amazing success, the Prime Minister, Minister Ravi Shankar Prasad clearly believe in Digital India in a very deep way and frankly I personally believe that digital is the future of India, not only India itself is becoming an embracing digital and virtual technology but also helping the rest of the world become more digital. So I think that we have to play a leading and pioneering role in this area and Digital India has to succeed. But having said that, the practices that we see in business today are quite far behind that and as Mr. Murthy said this is something that the business climate has to improve in order to reflect that in business but we have to separate the contribution towards ‘Digital India’ and ‘Make in India’ in the greater good from the business that we do within India itself.

Participant

So Pravin is my understanding correct that in terms of the time taken to process these contracts or deliberation time that was being taken earlier that has not changed for you guys?

Pravin Rao

No, I think some of the big problems are in terms of tight, I mean rigidity on the milestone payment, there is a lot of dependency because when you bid for a India project we bid as a system integrator, there is a lot of dependency on other partners and other things happening and many times it is not in your control. But unlike a private thing where you can in a private contract you have lot more flexibility, you can negotiate and there is lot more, but here even though many times it may not be your fault sometimes you do not get the payment because it is linked to some milestone which is not yet completed and so on. So there is a conversation which we have been having with the government and even NASSCOM has also been interacting with the government in the recent past and we have given our suggestion and some of the challenges we are facing and I have said that they will look at addressing it, so we are hopeful about it. And when I said we are selective, I mean some of the projects which we have done we are very proud of because the Income Tax project that we have done continue to win major awards for government projects executed, or the one which we are doing transforming the post office is another significant one. So wherever we find opportunities which will have a significant impact between the country we will be more than open to take those projects.

Participant

Sir in terms of the kind of payment that come there are some concerns raised by your peers that there have been delayed payment because of which they have reduced the kind of exposure, exposure is minimum for you, yes, but they are gradually reducing their participation in government IT deals because of the delay of payments. Is that a concern for you right now?

Pravin Rao

Yes, as I said that’s one of the concern, delay in payment is one of the concerns, rigidity in the contract structure that in the government contract everything is fixed, you have very little levy to negotiate any terms. So as I said earlier, not only us but our peers also through NASSCOM we have approached the government, we have given them our thinking on it and our suggestions on what they can do differently. Because at the end of the day I think if they are able to relax those, bring in much more practicality then I think they can get lot more people, Indian IT services providers involved in all the things that the government is wanting to do, all the ambitious projects. So I think it will be a win-win for both the industry and the government and that is what through NASSCOM we have been talking to the government.

Participant

Sir just would you add to this, the structure of IT and the way you review the projects of the government …….project that still your resource will come into picture, how best you have heard…….at what cost and what returns? Because there is no equation when it comes to returns……..to allocate some of your human resources, other resources as

Pravin Rao

We are having a separate group focusing on India business unit, that is something we started focusing on more than five years back. As I said earlier we have a track record of delivering lot of marquee projects which have impacted the way business is transacted within India and we will continue to be focused on it and as I said because of all the other challenges like everyone else in the industry we will continue to be selective.

Varun Sood

Hi Vishal, Varun Sood. Two questions, one question to Pravin. Pravin, A, if you can just help us understand what is really happening at the pricing? I did read Rajiv's comment saying pricing environment remains competitive, so are we seeing the bread and butter outsourcing deals, there is a lot of pricing pressure and that maybe getting kind of compensated with this increasing focus on digital, if at all. And also at the same time if you can give us some color what is really happening in the sector specific, like in BFSI which grew the fastest, Telecom is it just a temporary recovery, Energy is the worst behind. I just want to understand for this quarter is it just that the pent up demand or the ramp downs which happen in quarter four and we are seeing benefits now or is there something more?

The second question is to Vishal. Vishal will it be fair to say that this quarter truly marks the beginning of all the initiatives what you have put in since you took over hyper automation, design thinking, so on and so forth? Because our understanding was that it is going to take at least another two quarters until December to start seeing the true effects of hyper automation and all. Thank you.

Pravin Rao

Let me first talk about the pricing situation. See across the board one of the common things we find across industries, across client is tremendous focus on cost take out. Because of all the transformation happening in the industry clients are looking at investing in newer areas and that means that they have to figure out a way where they can repurpose their IT spend. So consequently on the IT operation side of the business if you look at application maintenance, infrastructure management, testing or BPO there is tremendous pressure on pricing. And typically clients look at RFP where they call multiple players to bid for the RFP and through that competitive situation they try to get maximum pricing benefit and there is a clear upfront expectation from the clients. So this is something structurally happening in the industry and as Vishal keeps on talking that I do not think we can resist that, that is something we need to accept but internally we need to figure out how can you be more productive, how can you be more efficient and so on and that’s where our focus on automation and other things is kicking in. And over a period of time we believe that that should help us in managing this significant pressure on pricing.

On some of the newer stuff obviously pricing is not a big consideration, it is more about your capability, your thought leadership and so on. And from a sector perspective I think BFSI had a very good growth this quarter, insurance was little bit of a larger because we had couple of client ramp downs but otherwise if you ignore insurance the BFSI had a good growth both in Americas as well as Europe, three of the six large deal wins we had was in this space so we are very optimistic about this place because looking at the volumes, looking at the pipeline we are fairly confident.

The other sector which has done extremely well, other two sectors are Manufacturing where we are seeing significant uptick in hi-tech and auto space whereas aerospace is little bit challenge. Healthcare and life sciences is another area where we have seen significant growth and a part of it also due to consumerization of healthcare and a lot of opportunities in that regard.

With regards to Telecom and Energy, I will ask my colleague Rajesh who is sitting there who heads our Energy and Telecom practice to respond to that.

Rajesh Krishnamurthy

Thanks Pravin. So I think Energy sector is definitely under pressure and I think we will continue to see that for some time because the low prices of oil is creating a severe dent in the balance sheet of large oil companies and the oil companies are now looking at initiatives similar to Fit for 50, that’s the new term which we are using in the industry to see how you can operate and still sustain business at $50 a barrel. Of course with the Iran treaty and with the increase of capacity in Kingdom of Saudi Arabia we are going to see increased pressure on oil, so that’s a sector which we are going to continue to see challenges. Discretionary projects, especially a lot of spend which used to happen on the upstream sector is under severe pressure, so that sector will continue to be challenged.

Telecom has typically been very volatile, we had very good growth this quarter in Telecom primarily because we had a few clients where there was discretionary spend, big focus on customer satisfaction and customer experience investments and we continue to do that because what is really happening is the environment is very-very competitive amongst the operators so the wallet share of the customers is decreasing so most Telecom companies are seeing marginal or very low increase in top-line and major pressure on the bottom-line. So we are going to see continued volatility in the Telecom sector as well.

Vishal Sikka

And to the other part of your question Varun, there are two parts to what we are seeing happen, it is an interesting question about whether this is a first quarter. I think that the initiatives that we have started very much since the beginning of my journey here have been producing results in small but measureable ways over the last 10-11 months or so. The results were small in the beginning, but they were clear and now we have seen that these are still early results I would say but they are beginning to gain momentum and we are starting to see that. Just as an example, I will say on our platform work where we build all our information solutions, our AI solutions, we have more than 150 engagements, more than 30 of those, I think 37 or so something like that, are exclusively building complex Artificial Intelligence systems for our clients on our platform and little bit more than 120 are around data-processing, information processing, analytics, complex analytics, predictive maintenance these kinds of applications. So that is about 150 projects that are going on just on the information, on the big data we have seven projects that are already live now. So this is not just an idea but we have more than 12 dozen engagements that are already underway and customers are already live with these systems.

Similarly on Panaya we had a great quarter. The Infosys sales team sold 15 Panaya deals. We have more than 137 engagements that are going on with Panaya right now and this helps to bring automation into our projects. Similarly our own home grown automation platform which sits on the same platform as the AI and the information platform work that I talked about, now we have finished 10 deployments of that over the course of Q1 and now in this quarter we are doing 37 additional ones, so all these things are starting. Similarly Skava we did 14 deals of Skava in just a one month that we had.

And then on the design thinking side, we have about another 110 or so engagements of design thinking which are very strategic engagements going on with clients. We have already finished something like 3 dozen or so of these engagements which help to elevate our discussion with our clients. It helps to build more confidence about our ability to innovate and it also helps us break through into completely new kinds of areas. So all of these initiatives are starting to, by the way on design thinking, thanks to our amazing education team led by Binod, we have crossed 40,000 people now who have been trained in design thinking. It’s by far the world's largest embrace of design thinking and also we have brought design thinking into our sales process, into our consulting process, into the way that we respond to RFPs and things like that.

So all of these things are building momentum steadily and nonlinearly and they are starting to show up in the results in particular in how the innovation helps us develop our grassroots into a much broader base of innovation. But in terms of the near term revenue contribution I would say that the big contributor this quarter was the result of our operational focus of bringing design thinking to the way that we do our deals, the way that we do our proposals, the way that we have brought our zero distance initiatives into bringing innovation to our clients that has led to the resultant that the top clients have grown, top 10 clients grew by 5.7% this quarter and they had declined in the previous quarter so there has been a dramatic turnaround. Similarly, the role of consulting that we changed over the course of the quarter or the way that we manage the top accounts and things of this nature. So I would say that the result is a combination of the two, the innovative strategic initiatives that we have laid out over the course of the last four quarters and the deep operational focus and the realignment of the organization that we brought to bear in this quarter. How I would distribute the two, I don't know, I would say majority was the result of the operational focus and the changes that we made. But there is clearly a sense that the strategic initiatives are starting to pay off.

Participant

Dr. Sikka, just a follow-up to Varun’s question, I think in the previous quarter in Chennai I think, we discussed about how some of the strategic initiatives that are underway in the company after you joined now we will start paying results towards second half of the year so now that we are in July, so are we expecting in a payout towards the second half and will the second half of the year will be better than the first half?

Vishal Sikka

Historically the second half of our financial year which is the October to March timeframe has performed worse compared to the first half of the financial year and we just finished half of the first half. So this year we are being particularly cautious about that and we are optimistic, cautiously optimistic, I would say that these initiatives that I talked about will continue to pick up the steam that they have. So far we have seen a very strong growth in these areas even though the numbers are still quite small, the strategic initiatives are starting to show up meaningfully in our performance and, therefore, as we go forward towards the second half of the financial year, the impact of these will become bigger and bigger. So we are cautiously optimistic, we are watching that very carefully to see that the second half of this year is not like the usual decline that we see typically in a year.

Participant

Just one follow-up about the Infosys innovation fund, you have already done couple of investments in the US and I think you have set aside half of the overall fund to invest in Indian startups. Have you started engaging with them or have you identified a team which can engage with the broader startup ecosystem in the country, a bit on that?

Vishal Sikka

Yeah we did, in fact we did an investment in this recently also including in India. But let me ask Ritika Suri who is right here to answer the question.

Ritika Suri

We just announced this morning an investment in ANSR Consulting. They are based out of India actually Bangalore. They do global in-house consulting for top companies especially retailers and banks out of the US who want to set up innovation centers. So we thought the business model that they are following of bringing in foreign companies into India which is a very attractive market right now especially given the talent and the English language barrier challenge that they have with the other constituencies like China, was a great investment so we’ve started and we are looking at opportunities as they make sense. It's a minority investment of 5% at 1.4 mn.

Participant

………has gone up by 3.1% and in Dollar terms by 1%, can you substantiate it so we can complete the sentence………Please tell us now because the constant currency which you have told is changed since last quarter. You have changed it from 62.85 to 63.50 and rest of the fiscal you have taken. What is the difference in it?

Rajiv Bansal

So the way we give guidance is we don't take a bet on what the currency is going to be in the later part of the year. So in March 31st when we gave our guidance we took the March 31st rate as the exchange rate for the rest of the year and we computed 6.2% to 8.2% Between March 31st to June 30th the US Dollar has depreciated against all the global currencies which will result in higher US Dollar revenue for the rest of the year as compared to what it would have been as of March 31st. That is the reason 6.2% to 8.2% gets restated to 7.2% to 9.2%. In Rupee terms because the Rupee has depreciated against the Dollar from last quarter to this quarter by approximately 2.5% that is the reason the Rupee guidance has gone up.

Participant

………So will be a gain for you. The question is whether you will be revising the guidance because constant currency doesn't make sense because what exactly actually you realize is what matters to the investors.

Rajiv Bansal

So what matters to the investors from a medium to long-term perspective is a constant currency number because that shows the performance of the company. What reported numbers are basically about how much you have been able to realize but it could be also because of the currency factors. So if you do better because of currency factor that doesn't show the inherent strength of the company. The inherent strength of the company is dependent on how you perform on a constant currency basis.

Participant

So you are cautious about your guidance that way, in lieu of the volatility in the currency?

Rajiv Bansal

No, we are not cautious; we have retained our guidance that we gave in April. We just restated it for the currency fluctuations.

Participant

And does it also reflect in your reserves, your cash chest, war chest is actually coming down over the year? And this quarter you mentioned sequentially but you don't mention year and year, why is it so, because the difference is for $464 mn, $193 sequentially.

Rajiv Bansal

So the way it works is in April when we spoke about capital allocation, if you would recall, between last April to this April we have increased our dividend payout from 30% to 50% now. It was 30% last April we increased to 40%, this year we have increased to 50%. So as dividend payout increases your cash balance in the balance sheet would start coming down, so that is in line with the prudent capital allocation policy that we rolled out in April.

Rahul

Hi Rahul here from ET Now. Rajiv, if you could just give us some color on the deal pipeline. Now you have signed 6 large deals with total contract value of over $700 mn. Is this sustainable and also can you tell us which are the focus areas, would digital be a focus area in the deals? Thank you.

Pravin Rao

The deal pipeline is healthy. We are seeing it across the board except probably for Manufacturing when you look at large deals which in our mind $50 mn and above, in all the sectors we are seeing decent pipeline except Manufacturing as I said earlier. When you look at it from an area of spend, there are two or three areas, one is of course across the board people are looking at cost take-out so that’s translating into opportunities for outsourcing, vendor consolidation and so on, so that's one area of spend. There is continued spend on modernization movement to cloud, infrastructure modernization and so on. Across the industry again there is spend on digital, improving the customer experience or consumer experience. There is spend on big data and analytics, it’s also another big area of spend. So these are the broad trends we see across the industry.

Participant

…..Where you got this $300 mn client, can you name the client? .....Kindly refresh us whether this is $300 mn, since when last you got this kind of deal?

Rajiv Bansal

So we categorize our clients in different buckets of $100 mn $200 mn based on the last 12 months revenue. We don't really share the industry or the name of the clients.

Participant

Which was the geography, certainly not India.

Rajiv Bansal

All these clients are global clients. They operate across the globe so it is very difficult to say.

Participant

But which vertical?

Rajiv Bansal

Verticals is usually we don’t share.

Participant

Certainly not looks like in flagship, your BFSI?

Vishal Sikka

There is a 63% likelihood that it is an American client.

Participant

No, I'm trying to see the Vishal Sikka effect.

Participant

All the numbers are his effect.

Participant

Just wanted to clarify on one thing, you all said you all are ensuring or taking efforts to see that the second half doesn't throw up any nasty surprises but what kind of variables can you control there, is it a function of the overall demand or some deals which will get closed during that period? I mean what factors can you really control to ensure that it's not that bad?

Pravin Rao

One is, of course, in this we have seen good 6 large deal wins and we have also seen good momentum in all our top accounts, so one of the factor is we are looking at that momentum to carry forward in the second half. But more importantly I think particularly Quarter 3 because of working days, furlough and other things for the industry itself we have seen challenge. And one of the things as Vishal talked about is, we are looking at every account, we are looking at mining of accounts, we are looking at every project level, we are looking at what are incremental things we can do in each of the projects. The initiatives that we have launched what we call internally as zero distance initiative, we have already deployed it to 70% of delivery folks more than 6,000-7,000 of our projects have already embraced that thing. So as a consequence of it we are seeing lot of newer ideas coming up much beyond the scope of what we are doing currently to the client and in many cases we have gone back to the client and that has translated into incremental revenues. So these will not be your big ticket $10-$15 mn kind of opportunities but this will be $1-$2 mn kind of thing. Our expectation is in addition to the moment we are seeing through large deals and mining of top accounts if we are able to get even incremental revenue from each of our 900 other accounts we believe that it will probably have a very positive impact in the second half.

Participant

These $200 mn clients, in the $200 mn revenue buckets, they are existing clients or they are new logos that we have added during the quarter?

Rajiv Bansal

These are existing clients so this is on a LTM basis so when you look at the revenue in a LTM basis it's not that this client has just come up this quarter and given you $200 mn revenue. It may be an existing client, it may have been in a $180 mn $190 mn or whatever that number and that has crossed the $200 mn bench so that is the reason we put it under $200 mn.